SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
GENENTECH, INC.
(Name of Subject Company)
GENENTECH, INC.
(Names of Person Filing Statement)
Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities)
368710406
(CUSIP Number of Class of Securities)
Sean A. Johnston
Genentech, Inc.
1 DNA Way
South San Francisco, California  94080-4990
(650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)
Copies To:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This email was sent by Arthur D. Levinson, Chairman and Chief Executive Officer of Genentech, to all Genentech employees.
“As you read in my email from early this morning, the special committee of our Board of Directors met this morning to address Roche’s announcement that it intends to commence a tender offer to acquire all of the outstanding shares of Genentech not owned by Roche for $86.50 per share. I am sending this email to give you as much information as we have regarding likely next steps.
Following the special committee meeting, we issued a news release regarding the special committee’s response to Roche.
As the press release indicates, the special committee has been actively engaged with Roche since July regarding their initial proposal to acquire the outstanding shares of Genentech for $89.00. The special committee has been acting in a manner consistent with the position it took on August 13, 2008, that after careful consideration, it had unanimously concluded that Roche’s initial proposal substantially undervalued the company.
In today’s press release, the special committee reiterated that it “has been working diligently toward one goal: assuring full, fair value for all of Genentech’s minority shareholders” and that “the special committee has been actively engaged with Roche to assist Roche in making a proposal that recognizes the value of the company and reflects the significant benefits that would accrue to Roche as a result of full ownership. The special committee is disappointed that Roche has taken this unilateral and opportunistic step in an attempt to take advantage of current market conditions.”
Additionally, some of you may have seen a report that Genentech or the special committee had a positive reception of Roche’s new intended proposal. This report was incorrect and was subsequently clarified by the publication.
From a purely logistical perspective, it is important for you to understand that although Roche has stated its intent to make a tender offer for our publicly held shares at $86.50, Roche has not actually commenced a tender offer at this time. If Roche were to commence a tender offer for our publicly held shares, the special committee would be required to formally respond to the tender offer within 10 business days, and Roche would be required to keep the tender offer open for at least 20 business days.
Nevertheless, the special committee believes it is important for the marketplace to understand that its previous position regarding the initial $89.00 proposal has not changed and the press release reflects that belief.
As always, I will continue to keep you informed of important developments as soon as possible. In the meantime, I ask that all of you stay focused on our task at hand to continue to bring our medicines to the people who need them.
About Genentech
Founded more than 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines to treat patients with significant unmet medical needs. The company has headquarters in South San Francisco, California and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.
The tender offer proposed by Roche referred to in this email has not commenced. If and when commenced, Genentech will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Genentech shareholders are advised to read Genentech’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Genentech in connection with the tender offer by Roche, if and when it is commenced, free of charge at the SEC’s website at http://www.sec.gov.